UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                    a21, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    002184109
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    Ahab Partners, L.P.                            Lowenstein Sandler PC
    299 Park Avenue                                65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 284-7966                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 9, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         002184109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:             15,000,000*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        15,000,000*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   15,000,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):  21.4%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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*  As  of  November  9,  2005,  Ahab  Partners,   L.P.   ("Partners")  and  Ahab
International, Ltd. ("International," and, together with Partners, the "Funds") held an aggregate of 15,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of a21, Inc., a Texas corporation. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 15,000,000 Shares, or 21.4% of the Shares deemed issued and outstanding as of November 9, 2005.

Item 1.   Security and Issuer.
          --------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of a21, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 7660 Centurion Parkway, Jacksonville, Florida 32256.


Item 2.   Identity and Background.
          ------------------------

          The person filing this statement is Jonathan Gallen, whose business address is c/o Ahab Partners, L.P., 299 Park Avenue, New York, New York 10171. Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of Ahab Partners, L.P., a New York limited partnership ("Partners"), and Ahab International, Ltd., a corporation organized under the laws of the Bahamas ("International," and, together with Partners, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties.

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          All funds used to purchase the securities of the Company set forth herein on behalf of the Funds have come directly from the assets of the Funds. The aggregate amount of funds used in making the purchases and in exercising the warrants reported and/or included in this Schedule 13D was $3,575,000.00.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes on behalf of the Funds. Jonathan Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Current Report on Form 8-K dated October 12, 2005, as filed with the Securities and Exchange Commission on October 18, 2005, there were 70,060,237 Shares issued and outstanding as of October 12, 2005.

          As of November 9, 2005, the Funds held an aggregate of 15,000,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 15,000,000 Shares, or 21.4% of the Shares deemed issued and outstanding as of November 9, 2005.

          During the sixty days on or prior to November 9, 2005, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows: (i) on October 4, 2005, the Funds purchased warrants, at $0.02 per warrant, to purchase an aggregate of 5,000,000 Shares; (ii) on October 4, 2005, the Funds fully exercised the warrants to acquire 5,000,000 Shares purchased that day at an exercise price of $0.185 per Share; and (iii) on November 9, 2005, the Funds purchased an aggregate of 5,000,000 Shares at $0.36 per Share. Each of the purchases described above was effected in a private transaction with an unrelated third party.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------

          Not applicable.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         November 16, 2005


                                         /s/ Jonathan Gallen
                                         ---------------------------------------
                                         Jonathan Gallen, in his capacity as the
                                         investment  adviser for  Ahab Partners,
                                         L.P. and Ahab International, Ltd.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).